EXHIBIT 99.5

PRESS RELEASE

Decarbonizing Refining: TotalEnergies Launches a Call for
Tenders for the Supply of 500,000 tons per year of Green

Hydrogen

Paris, September 14, 2023 – As part of the drive to decarbonize its European refineries, TotalEnergies is launching a call for tenders for the supply of 500,000 tons per year of green hydrogen. The use of green hydrogen should avoid the emission of around five million tons of CO2 each year from the Company's European refineries by 2030.

TotalEnergies has six refineries in Europe – Antwerp (Belgium), Leuna (Germany), Zeeland (Netherlands), Normandy, Donges and Feyzin (France) – as well as two biorefineries in La Mède and Grandpuits (France), all of which use hydrogen. The Company wants to replace 500,000 tons per year of this hydrogen consumed in its refineries with green hydrogen produced with renewable energies by 2030. This is a major step towards achieving TotalEnergies' objective of reducing the net greenhouse gas emissions directly linked to its oil and gas operations (Scopes 1+2) by 40% by 2030 compared to 2015 levels.

"This massive call for tenders is fully aligned with TotalEnergies' ambition to decarbonize all of the hydrogen used in its European refineries by 2030. Alongside other green and low carbon hydrogen production projects that the Company is already undertaking at La Mède, Grandpuits, Leuna and Normandy, we are now approaching third-party providers to supply us with green hydrogen to accelerate the decarbonization of our operations. As a consequence, by offering to various worldwide suppliers the opportunity to secure medium- and long-term contracts with TotalEnergies, we trust we will benefit from the most competitive solutions they have developed, " said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

TotalEnergies and the decarbonization of its European refineries

TotalEnergies is committed to reducing the carbon footprint of producing, converting and supplying energy to its customers. One of the levers identified by the Company is to use green or low carbon hydrogen to decarbonize its European refineries, a move that should help reduce its CO2 emissions by around five million tons a year by 2030. In addition to this call for tenders, hydrogen-related projects have already been announced at:

•	La Mède: The Masshylia project to produce green hydrogen for the biorefinery's needs is in progress in partnership with Engie.
•	Grandpuits: In November 2022, TotalEnergies and Air Liquide signed a partnership agreement to develop an innovative, circular system for producing 20,000 tons a year of hydrogen that is partly renewable thanks to the recycling of residual biogas from the biorefinery.
•	Leuna: In June 2023, TotalEnergies and VNG, a German natural gas distribution company, signed an agreement for the future supply of green hydrogen to the Leuna refinery.
•	Normandy: In September 2023, TotalEnergies and Air Liquide signed an agreement for the future supply of up to 15,000 tons per year of green and low carbon hydrogen to the TotalEnergies complex in Normandy.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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